EXHIBIT 12

Actual Data	2009	2010	2011	2012	2013
Fixed Charges
Cash interest expense	$52,358	$57,318	$57,476	$58,090	58,578
Paid in kind interest expense	4,917	3,263	6,300	6,423	6,551
Amortization of capitalized expenses related to indebtedness	5,067	7,192	10,143	10,421	10,571

Total fixed charges	$62,342	$67,773	$73,919	$74,934	75,700
Earnings
Pre-tax earnings (loss)	$(17,193)	$21,933	$(37,410)	$(34,473)	(29,615)
Fixed charges	62,342	67,773	73,919	74,934	75,700

Earnings before fixed charges	$45,149	$89,706	$36,509	$40,461	46,085
Ratio of earnings to fixed charges	0.72	1.32	0.49	0.54	0.61
Deficit of fixed charges over pre-tax earnings	$17,193	$—	$37,410	$34,473	29,615